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                             September 21, 2023

       Jesus Portillo
       Chief Financial Officer
       Mondee Holdings, Inc.
       10800 Pecan Park Blvd, Suite 315
       Austin, TX
       78750

                                                        Re: Mondee Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed April 11,
2023
                                                            File No. 001-39943

       Dear Jesus Portillo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operation
       Factors Affecting Our Performance
       Use of Transaction Volumes, page 68

   1. We note your disclosure regarding transaction volumes as a factor that affects your performance, indicating
the term corresponds to the gross value of transactions handled on your platform,
between a third party seller or service provider and the ultimate customer, also
explaining that your revenue increases or decreases based on changes in either or both the
number or value of these transactions. However, you do not appear to quantify, utilize, or
reference such volumes when discussing your results of operations.

                                                        Please expand your
discussion and analysis of revenue to quantify the extent to which changes in revenue are
attributable to changes in prices, changes in volumes, and
 Jesus Portillo
FirstName   LastNameJesus  Portillo
Mondee Holdings,   Inc.
Comapany 21,
September   NameMondee
                2023      Holdings, Inc.
September
Page 2      21, 2023 Page 2
FirstName LastName
         separately to recent acquisitions, to comply with Item 303(b)(2)(iii) of Regulation S-X.
Non-GAAP Financial Measures, page 68

2. We note your disclosure indicating you believe Unlevered Free Cash Flow is relevant to investors because it provides a measure of cash generated internally that is available both to service debt and to fund inorganic growth or acquisitions, which seems to imply that the measure is being utilized as a liquidity measure. We also note that you provide a reconciliation between this non-GAAP measure and operating cash flows on page 69.

         Please address the prohibition described in Item 10(e)(1)(ii)(A) of Regulation S-K, against excluding charges that required or will require cash settlement in the computation of a non-GAAP liquidity measure, as it relates to your adjustments for interest expense.
3. We note that you present certain non-GAAP measures in your earnings releases that do not appear in your periodic reports, including the measure of Adjusted Net Income. The measure for 2022 reflects positive adjustments of $2,768 and $989 for "Supplier contract renegotiation" and "Chargeback recoveries," having the effect of reducing the net loss incurred for the fourth quarter and annual period.

         You indicate the first represents gain that will be realized in future periods pursuant to
         GAAP as a result of renegotiating a supplier agreement, while the second represents credit card chargebacks for which recovery is anticipated though which may not be recognized pursuant to GAAP until funds are received in future periods.

         Tell us why you believe that adjustments made to accelerate recognition of items that are deferred in accordance with GAAP would not be contrary to the guidance in Question
         100.04 of our Compliance and Disclosure Interpretations pertaining to Non-GAAP
         Financial Measures, which you may view on our website at the following address:
         https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

         As your adjustments effectively change the recognition and measurement principles required under GAAP, unless you are able to show how your individually-tailored adjustments do not yield potentially misleading non-GAAP measures, please revise your computational approach to avoid adjustments of this nature.

         Also explain to us why you omitted the footnotes having the descriptions of these adjustments from your interim earnings releases.
4. We note that you disclose several Key Metrics in your earnings releases and investors presentations that are not presented in your periodic reports, including Transactions, Take rate, and Gross revenue. Please explain to us how you determined that these various metrics were relevant in those disclosure venues though were not relevant to the required discussion and analysis in your periodic reports.
 Jesus Portillo
FirstName   LastNameJesus  Portillo
Mondee Holdings,   Inc.
Comapany 21,
September   NameMondee
                2023      Holdings, Inc.
September
Page 3      21, 2023 Page 3
FirstName LastName
         We believe that your disclosures of these Key Metrics will require some revision and further details to clarify the utility, character, and association of and between these measures. For example, given that you earn and report revenue as an agent rather than as a principal, if you wish to report the transactional value upon which your fees are based, you should utilize a label other than Gross revenue to describe the measure, and provide an explanation wherever this measure is presented, to clarify that the transactional value does not reflect the value of the services that you provide but is included for context in understanding the relationship involving your take rate or other matters.

         For each metric please also provide a clear definition that reveals the manner of its computation, the reasons you believe it provides useful information to investors, and an explanation of how the measures are used in managing or assessing performance, consistent with the guidance in SEC Release No. 33-10751.
Critical Accounting Policies and Estimates, page 77

5. You state that the preparation of the consolidated financial statements and related disclosures in conformity with GAAP requires you to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, although you do not identify any critical accounting estimates.

         Please expand your disclosures to provide the information required by
Item 303(b)(3) of
         Regulation S-K, including the qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the estimates have had or are reasonably likely to have on your financial condition or results of operations, also in accordance with Instruction 3 to paragraph (b), clarifying that such
disclosure    must
         supplement, but not duplicate, the description of accounting policies or other disclosures
         in the notes to the financial statements.    For example, explain why
the estimates are
         subject to uncertainty, how the estimates or underlying assumptions have changed during the period, and indicate the extent to which the reported amounts are sensitive to change in the underlying methods, assumptions, and estimates.

         In conjunction with your response, given that the goodwill balance was about 26% of total assets at year-end, tell us how the assumptions underlying your goodwill impairment testing were considered for disclosure pursuant to this guidance. You may also refer to SEC Release No. 33-10890 for additional guidance.
Financial Statements
Note 10 - Revenue
Disaggregation of Revenue, page F-34

6. We note that you identify two categories for revenue disaggregation, which also represent the reportable segments identified on page F-43, and that the Travel Marketplace segment contributed about 99% of revenues for 2022.
 Jesus Portillo
Mondee Holdings, Inc.
September 21, 2023
Page 4
         However, in your revenue recognition accounting policy disclosure on pages F-14 and F-
         15 you identify additional sources of revenue and in your discussion and analysis of revenues on page 71 you identify and quantify changes for transactional revenues, GDS service provider incentives/other service revenues, and airline incentives revenues.

         Tell us how the categories you have identified serve to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as required by FASB ASC 606-10-50-5, and are reflective of the varying terms of your contractual arrangements and consistent with FASB ASC 606-10-55-89 through 55-91.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Robert
Babula, Staff Accountant at (202) 551-3339 with any questions.



FirstName LastNameJesus Portillo                             Sincerely,
Comapany NameMondee Holdings, Inc.
                                                             Division of
Corporation Finance
September 21, 2023 Page 4                                    Office of Energy &
Transportation
FirstName LastName